Exhibit 99.1

Company Contact: Dave Faulkner Cimetrix, Incorporated Phone: (801) 256-6500 Fax: (801) 256-6510 dave.faulkner@cimetrix.com	Editorial Contact: Stew Chalmers Positio Public Relations Phone: (818) 681-3588 Fax: (408) 453-2404 stew@positio.com	6779 South High Tech Drive Salt Lake City, Utah 84047-3757 801-256-6500 Fax: 801-256-6510 www.cimetrix.com

Cimetrix Reports Second Quarter Results

•                  22% increase in total revenues on strong growth in professional services

•                  Second consecutive quarter of positive net cash provided by operating activities

•                  Successful execution of several key customer projects by OEM Solution Center

•                  On time delivery of Integrated Yield Management capabilities by new Data Management Solution Center

SALT LAKE CITY, Utah - August 14, 2007 - Cimetrix, Inc. (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, today reported financial results for its second quarter and six month period ended June 30, 2007.

Second Quarter Results

Revenue in the second quarter increased 22% to $1,621,000 from $1,334,000 in the same quarter last year.  The increase in total revenues can be attributed to an increase in software license updates and product support, and the continued growth of the Company’s professional services group.  As anticipated by industry projections, the semiconductor equipment industry experienced a reduction in unit shipments for the quarter.  As a result, we experienced a decline in new software license revenue.

Revenues from professional services more than doubled year-over-year as Cimetrix has expanded its OEM Solution Center capabilities and is beginning to gain traction from its new Data Management Solution Center for end-user businesses.

Total operating costs and expenses in the second quarter increased ten percent from $1,651,000 to $1,823,000.  The increase in operating expenses was primarily associated with the increase in the cost of revenues, which involved adding new staff to deliver professional services and to support the Company’s software products.  All other expense categories were essentially flat year-over-year, consistent with the Company’s earlier expectations.  Cimetrix reported a net loss of $221,000, or less than $0.01 per basic and diluted share, in the second quarter versus a net loss of $328,000, or $0.01 per basic and diluted share, in the same quarter a year ago.  Included in the net loss was $113,000 in non-cash depreciation and amortization, $97,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $22,000 in interest expense.

“The global semiconductor capital equipment market experienced a cyclical adjustment in the second quarter, which impacted our sales revenue.” noted Bob Reback, president and CEO of Cimetrix.  “Despite this slowdown, we achieved our objective of year-over-year revenue growth and of greater significance is our customer’s acceptance of our professional services team, who’s success is being driven by our ability to deliver solutions on-time, on budget, while providing good value for our customers.  In addition, we continue to lead in key new technologies, including the industry’s transition to the Interface A standard.  We expect the adoption of the new Interface A standards, combined with our continued investments in research and development, to further strengthen our leadership reputation and revenue growth opportunities.”

Six Month Results

Six-month revenue increased 13% to $3,177,000 from $2,802,000 in the same period last year.  Total operating costs and expenses increased 8% to $3,597,000 from $3,337,000.  Cimetrix reported a net loss of $453,000, or $0.01 per basic and diluted share, versus a net loss of $553,000, or $0.02 per basic and diluted share, in the same period last year.  Included in the net loss was $226,000 in non-cash depreciation and amortization, $202,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $40,000 in interest expense.  Net cash provided by operating activities was $50,000 for the six months ended June 30, 2007.

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide.  It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs, and products designed for the new Interface A standards.  Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment).  For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including, but not limited to, the adoption by chip makers of the Interface A standards specified by SEMI, an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

Consolidated Statement of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
New software licenses	$504,000	$683,000	$1,110,000	$1,270,000
Software license updates and product support	266,000	255,000	550,000	542,000
Software revenues	770,000	938,000	1,660,000	1,812,000
Professional services	851,000	396,000	1,517,000	990,000
Total revenues	1,621,000	1,334,000	3,177,000	2,802,000
Operating costs and expenses:
Cost of revenues	752,000	560,000	1,432,000	1,123,000
Sales and marketing	298,000	303,000	588,000	583,000
Research and development	249,000	247,000	506,000	553,000
General and administrative	411,000	434,000	845,000	862,000
Depreciation and amortization	113,000	107,000	226,000	216,000
Total operating costs and expenses	1,823,000	1,651,000	3,597,000	3,337,000
Loss from operations	(202,000)	(317,000)	(420,000)	(535,000)
Other income (expense)
Interest and other income	3,000	7,000	7,000	18,000
Interest expense	(22,000)	(18,000)	(40,000)	(36,000)
Total other expense	(19,000)	(11,000)	(33,000)	(18,000)
Loss before income taxes	(221,000)	(328,000)	(453,000)	(553,000)
Provision for income taxes	—	—	—	—
Net Loss	$(221,000)	$(328,000)	$(453,000)	$(553,000)
Loss per common share:
Basic	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of shares outstanding:
Basic	31,927,000	31,927,000	31,927,000	31,927,000
Diluted	31,927,000	31,927,000	31,927,000	31,927,000

Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$338,000	$313,000
Accounts receivable, net	1,209,000	1,337,000
Inventories	9,000	11,000
Prepaid expenses and other current assets	33,000	45,000
Total current assets	1,589,000	1,706,000
Property and equipment, net	144,000	177,000
Intangible assets, net	397,000	563,000
Goodwill	64,000	64,000
Other assets	28,000	28,000
Total assets	$2,222,000	$2,538,000
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$151,000	$153,000
Accrued expenses	429,000	378,000
Deferred revenue	546,000	614,000
Current portion of notes payable, net	25,000	25,000
Total current liabilities	1,151,000	1,170,000
Long-term liabilities:
Notes Payable – related parties	153,000	154,000
Notes payable	289,000	292,000
Total long-term liabilities	442,000	446,000
Total liabilities	1,593,000	1,616,000
Stockholders’ equity:
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,913,000	31,753,000
Treasury stock, 25,000 at cost	(49,000)	(49,000)
Accumulated deficit	(31,238,000)	(30,785,000)
Total stockholders’ equity	629,000	922,000
Total liabilities and stockholders’ equity	$2,222,000	$2,538,000